

December 16, 2011

<u>Via E-Mail</u>
David M. Daniels, Chief Executive Officer
National Health Partners, Inc.
120 Gibraltar Road, Suite 107
Horsham, PA 19044

      Re: National Health Partners, Inc.
                Form 10-K for the Fiscal Year Ended December 31, 2010
                Filed March 31, 2011
                File No. 000-51731

Dear Mr. Daniels:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We are considering your response to comment two of our letter dated October 5, 2011 and may have further comment.

Business, page 4

2.   We note your response to prior comment three of our letter dated October 5, 2011. Please revise future filings to disclose the information provided in your response. Please provide draft disclosure.

Form 10-Q for the Fiscal Quarter Ended September 30, 2011

Item 4. Controls and Procedures, page 19

3.   Please revise to disclose management's conclusion on the effectiveness of your disclosure controls and procedures as of September 30, 2011, as required by Item 307 of Regulation S-K. We also refer you to your response to comment five of our letter dated August 12, 2011.

You may contact Steve Lo at (202) 551-3394 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at (202) 551-3297 or Jim Lopez, Legal Branch Chief, at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director